

July 6, 2011

Eric D. Mullins
LRE GP, LLC
Heritage Plaza
1111 Bagby Street, Suite 4600
Houston, Texas 77002

> **Re:** **LRR Energy, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 13, 2011**
> **File No. 333-174017**

Dear Mr. Mullins:

We have reviewed your amended registration statement and letter dated June 13, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you to give effect to prior comments 1 through 5 and 7 through 9 from our letter to you dated June 3, 2011. For example, please include Appendix A with your next amendment, or explain to us why it is not yet available. In that regard, we note your reference in response number 14 to what that partnership agreement "will provide."

2.   Please revise the disclosure at page iv to eliminate the suggestion that your prospectus disclosure is "accurate as of the date on the front cover of this prospectus only."

3.   We note your response to prior comment 16 from our letter to you dated June 3, 2011. Please revise to include in your disclosure the content of the second paragraph of your response, which addresses the acreage and location of your hydraulic fracturing activities. In addition, with regard to your $18.0 million estimate, please revise to disclose specifically the amount of the maintenance capital expenditures which is attributable to hydraulic fracturing for the year ending June 30, 2012.

4.   We note your response to prior comment 17 from our letter to you dated June 3, 2011. Please revise to include in your disclosure the content of your response.

Risk Factors, page 23

5.   Please ensure that your risks are carefully tailored to your particular circumstances. In that regard, we note that you retain at page 45 the generic risk captioned "The requirements of being a public company," which we cited in prior comment 23 in our letter to you dated June 3, 2011.

Our Cash Distribution Policy and Restrictions on Distributions, page 56

6.   We note your response to prior comment 10 from our letter to you dated June 3, 2011. With a view toward disclosure, confirm to us that you did not use quarter-by-quarter information to determine whether you would have generated sufficient available cash to pay the minimum quarterly distribution for each of the past four quarterly periods or to calculate the extent of any quarterly shortfall. In the alternative, please provide us with the tabular disclosure we requested.

7.   Where you discuss it, such as on the cover page and under the risk factor "We would not have generated sufficient available cash" at page 23, disclose the amount of the aggregate shortfall over the most recent twelve month period.

8.   In your response to prior comment 11 from our letter to you dated June 3, 2011, you state in part that "the Staff has historically taken a consistent view that a twelve-month forecast without quarter-by-quarter detail provides investors with the most meaningful and beneficial forward-looking information, etc." We do not concur. If true, disclose that you neither calculated nor used pro forma quarter-by-quarter information to estimate whether you would generate sufficient available cash to pay the minimum quarterly distribution for each of the next four quarterly periods or for the pro forma twelve months you currently present.

Management's Discussion and Analysis, page 100

Pro Forma Results of Operations, page 108

9.   We note your response to prior comment 25 explaining that your pro forma financial statements do not include any of your predecessor's historical derivative contracts because your predecessor entered into the derivative contracts to cover the total portfolio of properties, and that any assignment you would perform would be arbitrary and without a reasonable basis of allocation.

We believe the diligence required to devise a reasonable basis of allocation for the derivative contracts is typical of that required when making estimates that are necessary to prepare financial statements which comply with GAAP. We suggest that you consider the nature of the derivative contracts and the timing and manner by which these were intended to be settled. Your disclosure on page 103 indicates that you expect to utilize derivative contracts to hedge production and that your risk management approach is similar to that which is currently in place. We expect that you would utilize information about production and locations of the properties which constitute the operations retained and contributed.

If you are unable to accomplish a reasonable basis of allocation, then no portion of the historical derivatives or related activity should be eliminated as retained operations or by way of pro forma adjustment. In this scenario you will need to disclose the reasons all of the information that you have about the properties and historical operations is insufficient to account for the derivative activity. In either case, you should disclose the reasons that you do not believe the historical risk management activity is representative of the results that you would have achieved, given the premise of the pro forma presentation, if the transaction had been completed at the beginning of the fiscal year. We re-issue prior comment 25.

Financial Statements, page F-1

General

10.   We have read your response to prior comment 34 and understand that you will include predecessor financial statements as part of your subsequent periodic reporting. However, you did not address the first sentence of our prior comment in which we asked you to explain how you intend to present the retained and contributed portions of your predecessor operations. We expect you would need to report any assets and activity associated with the retained operations, i.e. those not contributed, as discontinued operations subsequent to completing your initial public offering, applying the guidance in FASB ASC 360-10-45-15 by analogy.

Engineering Comments

11.   In regards to your response number 39 in your disclosure, you only address wells that
        have been drilled. You do not address the technologies you used in determining your
        additions to proved undeveloped reserves. Please expand your disclosure to provide this
        information.

12.   As to your responses to comments 40 and 41, we note that you are reporting an 82
        percent increase in proved reserves from the Red Lake area, the area with the largest
        amount of reserves, in just three months. Please tell us how many 10-acre infill wells you
        drilled in this three month period, the date each one went on production and the
        production and pressure data that you received that allowed this large increase in proved
        reserves. Tell us if you are attributing proved reserves to 100% of the recovery of the
        infill wells and the basis for that attribution.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Eric D. Mullins
LRR Energy, L.P.
July 6, 2011
Page 5

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or James Murphy at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Gislar Donnenberg, Esq.
        Andrews Kurth LLP
        600 Travis, Suite 4200
        Houston, Texas 77002